UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                             WASHINGTON, D.C. 20549        OMB NUMBER: 3235-0058
                                                       EXPIRES:    JUNE 30, 1994
                                   FORM 12B-25         ESTIMATED AVERAGE BURDEN
                                                       HOURS PER RESPONSE...2.50

                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR

For  Period  Ended:   March 31, 1997                       SEC FILE NUMBER
Transition   Report   on   Form   10-K  [ ]                33-76200
Transition   Report   on   Form   20-F  [ ]
Transition   Report   on   Form   11-K  [ ]
Transition   Report   on   Form   10-Q  [ ]
Transition Report on Form N-SAR
For the Transition Period Ended:

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

     ERD Waste Corp.
-------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

    937 East Hazelwood Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     Rahway, New Jersey 07065
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[x]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]      (c) The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification

    Kenneth Weiner                     (908)                 381-9229
    --------------------------      -----------------     ------------------
           (Name)                      (Area Code)        (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                           [x] Yes [ ] No

--------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes [ ] No

    See Attachment II

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                ERD Waste Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     5/15/97                     By /s/ Kenneth Weiner
    -------------------------------    ---------------------------------
                                       Kenneth Weiner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                  ATTACHMENT I

         Due to the recent departure of personnel in the Company's internal accounting department who have not yet been replaced, the Company is not yet able to present its financial information without unreasonable effort and expense. The Company's 10-QSB for the quarter ended March 31, 1997 will be filed no later than May 20, 1997.

                                  ATTACHMENT II

The Company changed its fiscal year ending date from January 31 to September 30, effective September 30, 1996. Therefore, there is no corresponding quarter ending March 31 for the previous year. The Company is in the process of preparing financial information for comparative purposes. Additionally, the 10QSB will reflect a major acquisition completed in May 1996.

As a result of the acquisition, the Company anticipates that the financial statements will reflect an increase of approximately $5,000,000 in revenues for the quarter ended March 31, 1997 as compared to March 31, 1996, while increases in costs and decreases in gross margin are anticipated to result in a decrease of net income from continuing operations of approximately $700,000 for the same comparative period.